SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February 2006

Commission file number: 001-16143

SCHERING AKTIENGESELLSCHAFT

Muellerstrasse 178

13353 Berlin

Federal Republic of Germany

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X] Form 40-F [_]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes [_] No [X]

PRESS RELEASE

2005 a record year for Schering AG

– Double-digit increase of operating profit and net profit

– New goal for operating margin: 20 percent in 2008

– Largest share buy-back program in the history of Schering AG announced

Berlin, February 20, 2006 – Schering AG, Germany (FSE: SCH, NYSE: SHR) increased its net sales in 2005 by 8 percent (currency adjusted: 7%) to EUR 5,308 million. Operating profit rose by 21 percent to EUR 928 million and net profit increased by 23 percent to EUR 619 million. Earnings per share rose by 23 percent to EUR 3.26. The operating margin improved to 17.5 percent in 2005.

The positive net sales development in 2005 was primarily based on the success of Betaferon® for the treatment of multiple sclerosis (+10%) as well as the worldwide leading oral contraceptive, Yasmin® (+34%), and the intrauterine delivery system, Mirena® (+21%).

These products contributed significantly to the increase of net sales in the United States Region (+13%), Latin America/Canada Region (+9%) and Asia/Pacific Region (+7%).

On the basis of these good results, a dividend payment of EUR 1.20 per share for fiscal year 2005 will be proposed to the Annual General Meeting on April 19, 2006. This corresponds to an increase of 20 percent compared to the previous year’s figure.

At the same time, Schering AG has initiated the largest program for the buy-back of shares in the company’s history. Between March 1, 2006 and September 30, 2006, Schering AG will purchase own shares on the stock market up to the value of EUR 500 million.

“We are very close to our goal of an 18 percent operating margin for 2006. We will now pursue an operating margin of 20 percent for 2008,” said Dr. Hubertus Erlen, Chairman of the Executive Board of Schering AG. “Our share buy-back program and the dividend payment in 2005 allows us to give back approximately EUR 700 million to our shareholders. Hence, we are continuing with our shareholder-oriented dividend policy without significantly limiting our financial power to carry out possible future acquisitions.”

Schering also announced today its intention to exercise its right under its Betaseron® supply agreement with Chiron Corporation to purchase from Chiron all of the items of property used by Chiron in the manufacture for Schering of Betaseron® products.

Upon completion of the purchase, the terms of which have not yet been fixed, Schering would control the means of supply of Betaseron® in the United States thus ending its supply relationship with Chiron.

All figures in this press release refer to currency adjusted sales growth rates unless otherwise indicated.

Key data:

2005 (compared to 2004):

– Net sales: EUR 5,308m; +7%

– Net sales of Yasmin®: EUR 586m; +34% (in the U.S.: US$ 349m, +33%)

– Net sales of Betaferon®: EUR 867m; +10% (in the U.S.: US$ 370m, +5%)

– United States Region: EUR 1,391m; +13%

– Gross profit: EUR 4,052m; +9%

– Research and development costs: EUR 982m; +7%

– Operating profit: EUR 928m; +21%

– Net profit: EUR 619m; +23%

– Cash flows from operating activities: EUR 1,048m; +40%

– Basic earnings per share: EUR 3.26; +23%

– Number of employees (December 31, 2005): 24,658; -4% (compared to Dec. 31, 2004)

Fourth quarter of 2005 (compared to the fourth quarter of 2004):
– Net sales: EUR 1,406m; +6%

– Net sales of Yasmin®: EUR 165m; +35% (in the U.S.: US$ 98m; +44%)

– Net sales of Betaferon®: EUR 240m, +12% (in the U.S.: US$ 111m; +12%)

– Gross profit of net sales: EUR 1,080m; +15%

– Research and development costs: EUR 275m; +17%

– Operating profit: EUR 218m; +30%

– Net profit: EUR 139m; +17%

– Cash flows from operating activities: EUR 243m; +19%

– Basic earnings per share: EUR 0.73; +16%

– Number of employees (December 31, 2005): 24,658; -4% (compared to December 31, 2004)

All figures based on an average U.S. dollar/euro translation of 1.24

An analyst conference call, in the English language, will be held and audio webcast on our homepage www.schering.de today, February 20, 2006 at 16.00 hours CET.

Schering AG will publish the Annual Report 2005 on March 10, 2006.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de

Media Relations: Verena von Bassewitz, T: +49-30-468 192 206, verena.vonbassewitz@schering.de

Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Investor Relations: Dr. Jost Reinhard, T: +49-30-468 150 62, jost.reinhard@schering.de

2005 at a Glance

-NET SALES:	+8%
-OPERATING PROFIT:	+21%
-EARNINGS PER SHARE:	+23%

In the fiscal year 2005, the Schering AG Group achieved a total sales increase of 8% to €5,308m. Exchange rate fluctuations had a positive impact on sales. Currency adjusted, sales in 2005 increased by 7%.

In total, the operating profit was €928m, 21% up on the previous year’s figure. The operating profit included several one-time effects, which are described under the section Performance. Net profit was €619m, increasing by 23% in comparison to the previous year’s figure. Earnings per share rose by 23% to €3.26.

Cash flows from operating activities amounted to €1,048m, 40% above the previous year’s figure. In 2005, the net cash position (cash and cash equivalents and marketable securities less borrowings) amounted to €954m compared to €780m at the end of 2004.

Key data	€m		Change	€m		Change
	2005	2004	in %	Q4/2005	Q4/2004	in %
Net sales	5,308	4,907	+8%	1,406	1,265	+11%
Gross profit	4,052	3,701	+9%	1,080	941	+15%
Operating profit	928	768	+21%	218	168	+30%
Profit before taxes	970	759	+28%	219	163	+34%
Net profit	619	504	+23%	139	119	+17%
Cash flows from operating activities	1,048	751	+40%	243	205	+19%

Basic earnings per share (€)	3.26	2.64	+23%	0.73	0.63	+16%
Number of employees (year end)	24,658	25,593	–4%

Top-selling products			Net sales 2005	Change from 2004
	Product	Business Area	€m	total	currency adjusted
1.	Betaferon®/Betaseron®	(Specialized Therapeutics)	867	+11%	+10%
2.	Yasmin®	(Gynecology&Andrology)	586	+36%	+34%
3.	Magnevist®	(Diagnostic Imgaging)	328	+8%	+7%
4.	Ultravist®	(Diagnostic Imgaging)	248	+5%	+3%
5.	Mirena®	(Gynecology&Andrology)	243	+22%	+21%
6.	Iopamiron®	(Diagnostic Imgaging)	242	+1%	+2%
7.	Diane®	(Gynecology&Andrology)	172	–8%	–12%
8.	Microgynon®	(Gynecology&Andrology)	133	+4%	0%
9.	Meliane®	(Gynecology&Andrology)	124	+3%	0%
10.	Fludara®	(Oncology)	105	+2%	0%
	Total		3,048	+12%	+10%
Total as % of Group sales			57%

In this Interim Report, percentage changes in our depiction of sales developments have been calculated on the basis of figures expressed in thousands of euros.

Net Sales by Region

2005

Net sales by Region	€m		Change from 2004				% of total
	2005	2004*	total	volume/price	currency	structure	2005	2004
Europe Region	2,456	2,349	+5%	+5%	+1%	–1%	46%	48%
United States Region	1,391	1,225	+14%	+13%	+1%	0%	26%	25%
Japan Region	434	439	–1%	+1%	–2%	0%	8%	9%
Latin America/Canada Region	464	389	+19%	+9%	+10%	0%	9%	8%
Asia/Pacific Region	249	225	+11%	+7%	+5%	–1%	5%	5%
Other Activities	314	280	+12%	+7%	+2%	+3%	6%	5%
Total	5,308	4,907	+8%	+7%	+1%	0%	100%	100%

Q4/2005

Net sales by Region	€m		Change from Q4/2004				% of total
	Q4/2005	Q4/2004*	total	volume/price	currency	structure	Q4/2005	Q4/2004
Europe Region	600	583	+3%	+2%	+1%	0%	43%	46%
United States Region	423	332	+27%	+16%	+11%	0%	30%	26%
Japan Region	118	117	+1%	+3%	–2%	0%	8%	9%
Latin America/Canada Region	133	108	+23%	+3%	+20%	0%	9%	9%
Asia/Pacific Region	64	59	+9%	+1%	+10%	–2%	5%	5%
Other Activities	68	66	+2%	–3%	+5%	0%	5%	5%
Total	1,406	1,265	+11%	+6%	+5%	0%	100%	100%

* Since January 1, 2005, our global dermatology business is operated by a separate legal entity, Intendis GmbH. Net sales of dermatology products, which in the past were reported as part of the business of our five geographic segments, are now accounted for in Other Activities. The previous year’s figures have been adjusted accordingly.

Unless otherwise indicated, all comments in this section refer to currency adjusted sales growth rates.

Europe Region

In the Europe Region, net sales increased in total by 5%. The organic growth equaled the total figure as positive currency effects fully offset negative structure effects.

In Germany, our largest market in the Europe Region, net sales increased by 9% after adjusting for structure effects. Approximately 5 percentage points of this increase was the result of the decrease in the legislatively mandated manufacturers’ rebate on reimbursable products from 16% to 6%.

In Great Britain, legislatively mandated price reductions in 2005 led to a decline in net sales by 2%. Net sales rose in Italy (+3%) and Spain (+4%). In France, net sales increased slightly (+2%), despite generic competition for Diane®.

Our top-selling products in this Region, Yasmin® and Betaferon®, developed excellently, with net sales increases of 31% and 13%, respectively. Yasmin® now has over 14% of the oral contraceptive market share in the Europe Region. Net sales of Diane® declined by 19%, due to generic competition.

United States Region

Our U.S. business grew in total by 14% in 2005, currency adjusted by 13%. In the fourth quarter alone, net sales increased by 16%, in part due to the positive development of Betaseron®. Net sales of Betaseron® rose by 13% in this period, leading to a total net sales increase of 6% in 2005. Our business with Yasmin® developed very well (+33%) with a market share of over 13%, making Yasmin® the most successful branded oral contraceptive in the United States. In addition, Mirena® recorded high net sales increases (+43). Net sales of Magnevist® increased by 13% in 2005.

The application technologies business for contrast media of our subsidiary, Medrad, Inc., continued its dynamic growth trend with a net sales increase of 20%.

Japan Region

In comparison to the previous year, net sales in the Japan Region increased by 1%. The negative development of the Yen, however, impacted total net sales, resulting in a decrease of 1% in Euro.

In general, the Japanese market for X-ray contrast media is characterized by generic competition. Yet, net sales of our X-ray contrast medium, Iopamiron®, which contributes nearly 50% to our Japanese net sales, grew by 3% for the fiscal year 2005.

Latin America/Canada Region

Net sales in the Latin America/Canada Region increased in total by 19% in 2005. Currency adjusted, net sales rose by 9%. This increase was particularly driven by the dynamic development in the largest single markets of this Region, Brazil (+6%), Mexico (+12%) and Canada (+6%).

We were able to increase net sales of our top-selling products in the Latin America/Canada Region, Yasmin® and Betaferon® (+53% and +12%). This positive development was slightly offset by net sales decreases of some of our older contraceptives, which are facing generic competition.

Asia/Pacific Region

In the Asia/Pacific Region, we recorded a total net sales increase of 11%, while organic growth was 7%.

In Australia and South Korea, the largest single markets in this Region, net sales increased by 5% and 9%, respectively.

Due to a higher utilization of contrast agent-enhanced procedures, we recorded a net sales increase of 11% with Ultravist®, our top-selling product in the Asia/Pacific Region. Yasmin® net sales rose by 53% in 2005.

Other Activities

Net sales of Other Activities, which primarily includes our subsidiary Intendis, as well as our pharmaceutical chemicals business, increased in total by 12% and 7%, respectively, after adjustment for currency and structure effects.

Net Sales by Business Area

2005

Net sales by Business Area and key indication areas*
	€m		Change from Q1-4/2004				% of total
	2005	2004**	total	volume/price	currency	structure	2005	2004
Gynecology&Andrology	1,979	1,766	+12%	+10%	+2%	0%	37%	36%
Fertility control	1,681	1,473	+14%	+12%	+2%	0%	32%	30%
Menopause management	169	167	+1%	–1%	+2%	0%	3%	3%
Diagnostic Imaging	1,404	1,308	+7%	+7%	0%	0%	27%	27%
X-ray contrast media	583	574	+2%	+1%	+1%	0%	11%	12%
MRI contrast agents	362	332	+9%	+8%	+1%	0%	7%	7%
Application technologies	329	271	+21%	+20%	+1%	0%	6%	6%
Radiopharmaceuticals	125	125	0%	0%	0%	0%	2%	2%
Specialized Therapeutics	1,179	1,126	+5%	+7%	+1%	–3%	22%	23%
Central nervous system	936	859	+9%	+8%	+1%	0%	18%	18%
Cardiovascular	144	137	+5%	+5%	0%	0%	3%	3%
Oncology	429	420	+2%	+2%	+1%	–1%	8%	9%
Hematology	245	235	+4%	+3%	+1%	0%	5%	5%
Solid Tumors	184	185	0%	0%	+1%	–1%	3%	4%
Other sources	317	287	+10%	+6%	+1%	+3%	6%	5%
Dermatology***	223	202	+11%	+9%	+2%	0%	4%	4%
Total	5,308	4,907	+8%	+7%	+1%	0%	100%	100%

Q4/2005

Net sales by Business Area and key indication areas*
	€m		Change from Q4/2004				% of total
	Q4/2005	Q4/2004**	total	volume/price	currency	structure	Q4/2005	Q4/2004
Gynecology&Andrology	530	450	+17%	+10%	+7%	0%	38%	36%
Fertility control	450	374	+20%	+13%	+7%	0%	32%	30%
Menopause management	46	43	+8%	0%	+8%	0%	3%	3%
Diagnostic Imaging	382	351	+9%	+4%	+5%	0%	27%	28%
X-ray contrast media	145	147	–2%	–4%	+2%	0%	10%	12%
MRI contrast agents	95	85	+12%	+6%	+6%	0%	7%	7%
Application technologies	107	84	+26%	+16%	+10%	0%	8%	7%
Radiopharmaceuticals	33	32	+3%	+2%	+1%	0%	2%	2%
Specialized Therapeutics	312	282	+11%	+6%	+5%	0%	22%	22%
Central nervous system	254	221	+14%	+9%	+5%	0%	18%	18%
Cardiovascular	35	31	+11%	+8%	+3%	0%	2%	2%
Oncology	115	110	+5%	+1%	+5%	–1%	8%	9%
Hematology	71	63	+14%	+8%	+6%	0%	5%	5%
Solid Tumors	44	47	–6%	–6%	+2%	–2%	3%	4%
Other sources	67	72	–6%	–10%	+4%	0%	5%	5%
Dermatology***	54	50	+10%	+5%	+5%	0%	4%	4%
Total	1,406	1,265	+11%	+6%	+5%	0%	100%	100%

*	The indented figures do not add up to the total sales figures as only the key indication areas are listed.
**

In the framework of the FOCUS Initiative, we have strategically realigned our business portfolio. In relation, Business Areas and indication areas have been partly redefined. The previous year’s figures have been adjusted accordingly.

***	External sales of the Intendis Group and net sales of other Group subsidiaries with dermatology products.

Unless otherwise indicated, all comments in this section refer to currency adjusted sales growth rates.

Gynecology&Andrology

Overall, net sales in the Gynecology&Andrology business area rose by 12%. The main sales driver was the oral contraceptive, Yasmin®, with a net sales increase of 34%. Yasmin® is the top-selling branded oral contraceptive worldwide, with a global market share of approximately 13%. Mirena®, our intrauterine delivery system, achieved a net sales increase of 21% in 2005 and, in the fourth quarter alone, net sales grew by 27%.

In the Menopause Management indication area, net sales remained at a stable level. Angeliq®, our innovative product containing drospirenone, has been launched in all major European markets and will be launched in the U.S. in 2006.

YAZ®, our drospirenone-containing product, is currently in the review process in the U.S. in the indication as an oral contraceptive as well as for the treatment of premenstrual dysphoric disorder (PMDD), a severe form of premenstrual syndrome (PMS). This product has an innovative dosing regimen of 24 days of active pills followed by 4 days placebo pills. We expect a decision from the U.S. Food and Drug Administration (FDA) in the first quarter of 2006.

Diagnostic Imaging

Net sales in the Diagnostic Imaging business area increased in total by 7% in the fiscal year 2005. We achieved strong growth with magnetic resonance imaging contrast agents (+8%), driven by net sales of Magnevist® (+7%). In addition, net sales of our X-ray contrast agents, Ultravist® and Iopamiron®, increased by 3% and 2%, respectively.

Net sales of our U.S. subsidiary Medrad, Inc. which markets application technologies for contrast media amounted to €329m, increasing by 20%.

In November 2005, we announced the formation of an alliance with Royal Philips Electronics in the field of optical imaging. Both companies will jointly research, develop and commercialize medical equipment and associated contrast agents, such as our optical dye called omocianine (SF-64), in this area and will also explore the emerging field of molecular imaging.

In addition, we announced another collaboration agreement in November 2005. We joined forces with Siemens Medical Solutions to explore the potential of Siemens’ novel Dual Source computer tomography (CT) technology (with SOMATOM® Definition) in combination with our imaging agent, Ultravist®. By combining our expertise with Siemens’ know-how in this field, we are contributing to a faster development of optimized examination protocols and new clinical applications in cardiovascular imaging and tissue evaluation.

Our development partner, EPIX Pharmaceuticals, Inc., received an approvable letter for Vasovist®, formerly MS-325, from the FDA in November 2005. The FDA indicated that an additional clinical trial as well as a reevaluation of images obtained in previously completed Phase III trials will be necessary before the product can be approved. In Europe, Vasovist® will be launched in the first quarter of 2006.

Specialized Therapeutics

In the Specialized Therapeutics business area, total net sales increased by 5%. The main sales driver was Betaferon®, our product for the treatment of multiple sclerosis (MS). In 2005, net sales of Betaferon® rose by 10%, driven by increases in all major markets.

At the end of 2005, we submitted the data from the BENEFIT (Betaferon® in Newly Emerging Multiple Sclerosis For Initial Treatment) study in both Europe and the United States. BENEFIT investigated the efficacy and safety of Betaferon® in patients with first clinical symptoms indicative of MS. The results showed that early treatment with Betaferon® reduced the risk of developing clinical definite MS in patients with newly emerging MS by 50 percent.

We have initiated an additional Phase III trial, NOVEL 8, to evaluate sargramostim as a potential new treatment option for Crohn’s disease early in 2006. It is a multicenter, multinational study and it is now open for enrollment. Recruitment for NOVEL 4, the other pivotal Phase III clinical trial, has been completed and data are expected to be available in 2006. Both trials are part of N.O.V.E.L.™ (New Opportunities to Varify Evolving Logic in Crohn’s disease), a comprehensive, worldwide clinical trials program supported by Schering AG for the ongoing development of sargramostim in Crohn’s disease. We currently anticipate submission for regulatory approval by the end of 2007, beginning of 2008.

Oncology

In total, net sales in the Oncology business area increased by 2%. Net sales of Bonefos®, our product for the treatment of hypercalcemia and osteolysis in cancer patients, increased by 10%. Net sales of Campath® and Fludara®, both used in the treatment of chronic lymphocytic leukemia, rose in total by 9% and 2%, respectively.

Our development project ZK-EPO is a novel, fully synthetic analogue of epothilone B, designed to improve efficacy and safety compared to the chemotherapies currently available. Data from the first Phase I clinical trial demonstrated that ZK-EPO exhibits a favorable safety profile. Anti-tumor activity in several patients with solid tumors, including objective responses, was also observed. A robust Phase II clinical trial program has been started in the last quarter of 2005 to examine the activity of ZK-EPO in patients with non-small cell lung cancer (NSCLC), ovarian and breast cancer. Additional Phase II studies are planned for 2006.

Other Sources

Net sales of our dermatology business, operated by Intendis, increased overall by 11%. Net sales of Advantan® and Skinoren®, the top-selling products in this area, increased by 14% and 33%, respectively. In the United States alone, net sales of Finacea® (the U.S. trade name for Skinoren®) increased by 46%.

Performance

Gross profit in 2005 amounted to €4,052m compared to €3,701m in the previous year (+9%). Due to positive product mix effects and an improved cost structure, gross margin improved to 76.3%, 0.9 percentage points above the previous year. Marketing and selling costs amounted to €1,687m, which corresponds to an increase of 9% and is in line with the 8% increase in net sales. Engineering and administration costs were flat at €522m. Research and development costs amounted to €982m, 7% above the previous year’s figure.

Operating profit was affected by several one-time effects. These included a charge of €54m relating to the initiated disposal of our global radiopharmaceuticals business. Furthermore, we recognized expenses related to our FOCUS Initiative of €59m in 2005. This compares to €41m in 2004 and is also higher than originally forecasted, as we are progressing well with our activities to reduce the number of production sites and have reached results that were originally expected only for 2006.

On the other hand, other operating income included an amount of €88m from the reversal of provisions after we reached a settlement in relation to the sale of Aventis CropScience in 2002.

In total, the operating profit was €928m, 21% up on the previous year’s figure. Thus, the operating margin increased by 1.8 percentage points to 17.5%.

The financial result amounted to €42m in comparison to €–9m in the previous year. The main reason for this increase was a gain of €43m from the sale of our 25% interest in medac GmbH. Given an effective tax rate of 35.7%, net profit increased by 23% to €619m. Earnings per share also increased by 23%, to €3.26.

Liquidity and capital resources

Cash flows from operating activities increased by 40% to €1,048m in 2005 compared to €751m in 2004. The improved cash flow from operating activities is due to a higher profit for the period. Further, the cash flow was positively impacted by a reduction of net working capital compared to a net working capital increase in 2004. This development was mainly driven by an increase in liabilities and a reduction of inventories.

Cash flows used in investing activities amounted to €386m in 2005 compared to €311m in 2004. The cash outflows in the year under review were mainly due to the purchase of non-current assets in the amount of €307m (2004: €290m). Proceeds from the disposal of non-current assets amounted to €105m, including €56m from the divestment of our 25% interest in medac GmbH. Furthermore, €184m were used for the purchase of securities during 2005 compared to €72m in 2004.

Cash flows used in financing activities amounted to €631m in 2005, as compared to €217m in the previous year. These cash flows mainly related to the funding of the Schering Altersversorgung Treuhand Verein (Schering Pension Trust) during 2005 with €450m (2004: €0m) as well as the distribution of dividends of €193m paid in 2005 for the fiscal year 2004 (2004: €180m for the fiscal year 2003). No treasury shares were purchased in 2005 (2004: €167m).

The net cash position (cash and cash equivalents and marketable securities less borrowings) amounted to €954m as of December 31, 2005 (December 31, 2004: €780m).

Financial position

The balance sheet total was €6,103m on December 31, 2005, 7% above the figure as of December 31, 2004. Non-current assets decreased by €19m or 1% to €2,519m.

Current assets increased by €405m or 13% to €3,584m. As of the balance sheet date, marketable securities with a maturity of less than one year, totaling €196m in 2005, are reported under current assets, while as of December 31, 2004, all marketable securities were to be classified as non-current. Cash and cash equivalents decreased by €9m or 1% to €776m. This decrease is due in particular to a funding of the Schering Pension Trust during 2005. An amount of €450m was paid into the Trust and is therefore no longer reported as cash but offset against pension liabilities. Assets of €97m relating to our radiopharmaceuticals business are classified as held for sale, including cash amounting to €54m.

Total equity amounted to €3,283m, an increase of €450m or 16% as compared to December 31, 2004. Within equity, the net profit of €619m as well as currency translation adjustments recognized directly in equity (€177m) were partly offset by the dividend payment of €190m for fiscal year 2004 and actuarial losses on defined benefit pension plans of €142m. The equity ratio significantly improved to 53.8% after 49.6% at the end of 2004.

Liabilities decreased by €64m. Here, an increase in current liabilities was more than offset by a decrease in non-current liabilities, which resulted from a decrease of pension liabilities after the additional funding of the Schering Pension Trust of €450m and the reversal of provisions after a settlement of claims relating to the sale of our interest in Aventis CropScience in 2002.

Capital expenditures

We fund capital expenditures out of cash flows from operating activities. Capital expenditures on property, plant, and equipment totaled €208m in 2005 compared with €212m in 2004. The investment activities of 2005 mainly refer to the measures to concentrate our production facilities, but also to meet regulatory health, safety and environmental requirements and to improve processes.

In the year under review, 42% of expenditures related to Germany, 17% to other countries of the European Union, 33% to the United States, and 2% to Japan. 45% of our total capital budget was spent on production, quality assurance, and environmental protection as well as 19% on research and development. Marketing and selling and Other functions accounted for 36% of our investment budget.

The Group’s capital expenditure in 2006 will amount to approximately €240m .

Personnel

Personnel	2005	2004	Change
Employees (average)	25,037	26,131	–4%
Personnel costs* (€m)	1,583	1,550	+2%
* Wages and salaries, social security and support payments, pensions

Number of employees (end of period)	December 31, 2005	December 31, 2004*	Change
Schering AG	7,404	7,818	–5%
Europe Region	6,961	7,413	–6%
United States Region	3,890	3,747	+4%
Japan Region	1,235	1,464	–16%
Latin America/Canada Region	2,386	2,420	–1%
Asia/Pacific Region	1,618	1,444	+12%
Other employees	1,164	1,287	–10%
Total	24,658	25,593	–4%

* Effective January 1, 2005, our global dermatology business is operated by a separate legal entity, Intendis GmbH. Personnel of the Intendis Group are allocated to Other employees. The previous year’s figures have been adjusted accordingly.

The Schering AG Group employed 24,658 people worldwide as of December 31, 2005, which is 4% less compared to the previous year (25,593). This development largely reflects the progress in the consolidation of production, development and administrative capacities in the course of our FOCUS Initiative. The decline occurred primarily at our German and Japanese sites, as well as minor reductions in several subsidiaries of the Schering AG Group. In addition, this decline affected our Mexican subsidiary Proquina accounted for under Other Employees.

High-class vocational training was again provided beyond our own quantitative needs in 2005. Overall, the Schering AG Group employed 527 apprentices at the end of 2005 (2004: 563).

Consolidated Income Statements

€m
	2005	2004*	Change	Q4/2005	Q4/2004*	Change
Net sales	5,308	4,907	+8%	1,406	1,265	+11%
Cost of sales	–1,256	–1,206	+4%	–326	–324	+1%
Gross profit	4,052	3,701	+9%	1,080	941	+15%
Costs of
marketing and selling	–1,687	–1,544	+9%	–471	–385	+22%
engineering and adminstration	–522	–522	0%	–143	–141	+1%
research and development	–982	–918	+7%	–275	–236	+17%
Other operating expenses/income	67	51		27	–11
Operating profit	928	768	+21%	218	168	+30%
Result from investment	47	15		0	2
Other financial result	–5	–24		1	–7
Profit before taxes	970	759	+28%	219	163	+34%
Income taxes	–346	–252	+37%	–79	–43	+84%
Profit for the period	624	507	+23%	140	120	+17%

Attributable to:
Net profit	619	504	+23%	139	119	+17%
Minority interest	5	3		1	1

Basic earnings per share (€)	3.26	2.64	+23%	0.73	0.63	+16%
Diluted earnings per share** (€)	3.26	2.63	+24%	0.73	0.63	+16%

*

Previous year’s figures adjusted according to the amendment to IAS 19 “Actuarial Gains and Losses, Group Plans and Disclosures”, see General principles/new accounting standards under Further Information.

**	Potential dilution from stock options issued as part of Long Term Incentive Plans.

Consolidated Balance Sheets

€m
Assets	December 31, 2005	December 31, 2004*
Goodwill	377	356
Other intangible assets	317	322
Property, plant and equipment	1,161	1,176
Marketable securities	237	233
Other financial assets	72	101
Deferred taxes	323	283
Other non-current assets	32	67
Non-current assets	2,519	2,538

Inventories	959	992
Receivables and other assets	1,556	1,402
Marketable securities	196	–
Cash and cash equivalents	776	785
	3,487	3,179
Assets classified as held for sale	97	–
Current assets	3,584	3,179
Total assets	6,103	5,717

Equity and liabilities	December 31, 2005	December 31, 2004*
Issued capital	194	194
Share premium account	334	334
Retained earnings	3,307	2,876
Other reserves	–566	–584
Treasury shares	–4	–4
Equity before minority interest	3,265	2,816
Minority interest	18	17
Total equity	3,283	2,833

Non-current provisions	900	1,380
Non-current borrowings	228	199
Other non-current liabiliites	32	30
Non-current liabilities	1,160	1,609

Current provisions	863	713
Current borrowings	27	39
Other current liabilities	611	523
	1,501	1,275
Liabilities directly associated with assets classified as held for sale	159	–
Current liabilities	1,660	1,275
Total equity and liabilities	6,103	5,717

*

Previous year’s figures adjusted according to the amendment to IAS 19 “Actuarial Gains and Losses, Group Plans and Disclosures”, see General principles/new accounting standards under Further Information.

Consolidated Cash Flow Statements

€m
	2005	2004*
Profit for the period	624	507
Depreciation, amortization and impairment expense	348	305
Other non-cash income and expense	–52	2
Net gain/loss on disposal of non-current assets	–40	–9
Change in inventories and receivables	16	–38
Change in non-current provisions	–22	–5
Change in liabilities and current provisions	174	–11
Cash flows from operating activities	1,048	751

Purchase of non-current assets	–307	–290
Proceeds from disposal of non-current assets	105	51
Purchase and sale of marketable securities	–184	–72
Cash flows used in investing activities	–386	–311

Dividend payments	–193	–180
Change in borrowings	12	130
Funding of Schering Pension Trust	–450	–
Purchase of treasury shares	–	–167
Cash flows used in financing activities	–631	–217

Net change in cash and cash equivalents	31	223
Effects of exchange-rate movements on cash and cash equivalents	14	–4
Cash and cash equivalents as of January 1	785	566
Cash and cash equivalents as December 31	830	785
thereof: cash and cash equivalents of the disposal group	54	–

*

Previous year’s figures adjusted according to the amendment to IAS 19 “Actuarial Gains and Losses, Group Plans and Disclosures”, see General principles/new accounting standards under Further Information.

Statement of Recognized Income and Expense

€m	2005	2004*
Profit for the period	624	507
Derivative hedging instruments
Change in fair value	–27	8
Realized gains/losses	3	–10
Available-for-sale securities
Change in fair value	6	12
Realized gains/losses	1	3
Actuarial gains and losses in defined benefit pension plans	–142	–58
Currency translation adjustments	177	–76
Net income recognized directly in equity	18	–121
Total recognized income and expense for the period	642	386

Attributable to:
Shareholders of Schering AG	637	383
Minority interest	5	3

*

Previous year’s figures adjusted according to the amendment to IAS 19 “Actuarial Gains and Losses, Group Plans and Disclosures”, see General principles/new accounting standards under Further Information.

Equity Before Minority Interest

€m				Other reserves
	Issued capital	Share premium account	Retained earnings	Currency translation adjustment	Derivative hedging instruments	Available-for-sale securities	Actuarial gains and losses in defined benefit pension plans	Total	Treasury shares	Equity before minority interest
January 1, 2004 (as reported in 2004)	194	334	2,689	–327	15	1	–	–311	–	2,906
Retroactive adoption of IAS 19 (revised 2004) in 2005	–	–	13	–	–	–	–152	–152	–	–139
January 1, 2004 (restated in 2005)	194	334	2,702	–327	15	1	–152	–463	–	2,767
Total recognized income and expense for the period*	–	–	504	–76	–2	15	–58	–121	–	383
Share-based payments	–	–	5	–	–	–	–	–	–	5
Dividend payments*	–	–	–178	–	–	–	–	–	–	–178
First-time application of IFRS 3 “Business combinations”	–	–	10	–	–	–	–	–	–	10
Purchase of treasury shares	–	–	–163	–	–	–	–	–	–4	–167
Purchase of treasury shares and issue to employees	–	–	–4	–	–	–	–	–	–	–4
December 31, 2004	194	334	2,876	–403	13	16	–210	–584	–4	2,816
Total recognized income and expense for the period*	–	–	619	177	–24	7	–142	18	–	637
Share-based payments	–	–	7	–	–	–	–	–	–	7
Dividend payments*	–	–	–190	–	–	–	–	–	–	–190
Purchase of treasury shares and issue to employees	–	–	–5	–	–	–	–	–	–	–5
December 31, 2005	194	334	3,307	–226	–11	23	–352	–566	–4	3,265

*Excluding minority interest.

Segment Reporting

€m
2005	Segment net sales	Internal net sales	External net sales	Change year-on-year	Segment performance*	Change year-on-year	Segment result*	Change year-on-year
Europe Region	3,442	986	2,456	+5%	1,192	+6%	539	–4%(1)
United States Region	1,396	5	1,391	+14%	564	+17%	211	+26%
Japan Region	434	–	434	–1%	164	+31%	69	+77%
Latin America/Canada Region	516	52	464	+19%	176	+13%	93	+16%
Asia/Pacific Region	258	9	249	+11%	102	+13%	35	0%
Other Activities	397	83	314	+12%	87	+18%	38	>100%
thereof: Intendis	228	5	223	+11%	42	+20%	26	>100%
Segment total	6,443	1,135	5,308	+8%	2,285	+11%	985	+10%
Research and development expenses	–	–	–	–	–982	+7%	–	–
Production overhead and production variances	–	–	–	–	–264	+8%	–	–
Other	–	–	–	–	–111	–11%	–57	–54%
Schering AG Group	6,443	1,135	5,308	+8%	928	+21%	928	+21%

€m
2004**	Segment net sales	Internal net sales	External net sales	Change year-on-year	Segment performance*	Change year-on-year	Segment result*	Change year-on-year
Europe Region	3,279	930	2,349	+4%	1,129	+11%	564	+17%
United States Region	1,230	5	1,225	+3%	481	+14%	168	+28%
Japan Region	439	–	439	–10%	125	–37%	39	–55%
Latin America/Canada Region	441	52	389	+8%	156	+13%	80	+90%
Asia/Pacific Region	235	10	225	+10%	90	+11%	35	+46%
Other Activities	394	114	280	–16%	74	–20%	7	–
thereof: Intendis	205	3	202	+4%	35	0%	0	–
Segment total	6,018	1,111	4,907	+2%	2,055	+5%	893	+16%
Research and development expenses	–	–	–	–	–918	–1%	–	–
Production overhead and production variances***	–	–	–	–	–244	–7%	–	–
Other	–	–	–	–	–125	+74%	–125	+74%
Schering AG Group	6,018	1,111	4,907	+2%	768	+10%	768	+10%

*

Segment performance and segment result are presented on a consolidated basis to ensure comparability with external net sales. Segment performance is an internal financial reporting measure utilized by our management. Under this approach, transfers from our production facilities are charged to the segments at standard production cost. Research and development expenses are not included in segment performance, as these functions are managed on a worldwide basis. The Segment result comprises Segment performance less an allocation of research and development expenses and central production overhead and production variances. Research and development expenses specifically attributable to individual segments are allocated directly, while all other expenses incurred by our corporate research and development organizations (such as general research, global development activities, and infrastructure) are allocated to the segments on the basis of sales. Production overhead and production variances are allocated on the basis of the production supplied from our production facilities to the individual segments.

**

Effective January 1, 2005, our global dermatology business is operated by a separate legal entity, Intendis GmbH. Net sales of dermatology products, which in the past were reported as part of the particular business of our five geographic segments, are now accounted for in Other Activities. The previous year’s figures have been adjusted accordingly.

***

The majority of our foreign production sites are now assigned to a global responsibility. Accordingly, the position “Production overhead and production variances” contains amounts, which in the past were reported within the segment performance of the Regions. The previous year’s figures for the Production overhead and production variances as well as for the segment performance have been adjusted accordingly.

(1)	Including expenses related to the initiated disposal of our radiopharmaceuticals business.

Further Information

General principles/new accounting standards

The information presented in this report is preliminary and unaudited.

Schering AG prepares its consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB) effective at the balance sheet date.

Since January 1, 2005, we have also applied the amendment to IAS 19 "Employee Benefits" entitled "Actuarial Gains and Losses, Group Plans and Disclosures" and eliminated actuarial gains and losses from defined benefit pension plans directly against equity. This procedure allows pension obligations to be presented in full in the balance sheet. The 2004 consolidated financial statements were restated in accordance with the transitional provision in the revised IAS 19. The change in accounting policy had the following effects on the 2005 consolidated financial statements (in brackets: restatements of the 2004 consolidated financial statements): Operating profit increased by €9m (€7m), net profit by €5m (€4m), and earnings per share (basic and diluted) by €0.03 (€0.02; due to rounding, earnings per share (basic) for 2004 rose from €2.61 to €2.64). As of December 31, 2005, provisions for pensions increased by €525m (December 31, 2004: €320m), equity fell by €330m (€193m), and deferred tax assets rose by €195m (€127m).

Changes in consolidated companies

There were no significant changes in consolidated companies.

Currency translation

Translation of the figures from companies outside the European Monetary Union is performed in accordance with the concept of functional currency. The closing-rate method is used for all such companies.

The exchange rates of the currencies that are of particular importance to us developed as follows:

	Closing rate (Basis: 1€)		Average rate (Basis: 1€)
	December 31, 2005	December 31, 2004	2005	2004
U.S. dollar	1.18	1.36	1.24	1.24
Pound sterling	0.69	0.71	0.68	0.68
Brazilian real	2.74	3.62	2.97	3.64
Japanese yen	138.90	139.65	136.85	134.04

Outlook

For the year 2006, we are forecasting mid to high single-digit organic growth in net sales for the Schering AG Group.

We anticipate net sales of our top-selling product Betaferon® to grow in the high single-digit range in local currencies. Net sales of Yasmin® are expected to increase again at a strong double-digit rate.

On the basis of a continuing positive business development and the positive effects from our ongoing efficiency program (FOCUS), we forecast our operating margin to reach the 18% target in 2006 (excluding one-time effects from the acquisition or divestiture of businesses). Moreover, we are expecting our profitability to grow further in the coming years and are pursuing the goal to reach an operating margin of 20% by the year 2008.

This outlook is based on an exchange rate of $1.20 per Euro.

Berlin, February 20, 2006

Schering Aktiengesellschaft

The Executive Board

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the " Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the " Reform Act"), Schering Aktiengesellschaft ( the " Company") is providing the following cautionary statement. Except for historical information, statements contained in this Current Report on Form 6-K may constitute forward-looking statements. The words " believe", " anticipate", " expect", " intend", " estimate", " plan", " assume", " will", " may", " should", " risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Current Report on Form 6-K may include forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate and other risks related to financial assets and liabilities and equity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in may cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward- looking statements and from past results, performance or achievements. Certain factors that may cause such differences include but are not limited to the following:

  governmental factors, including legislative and regulatory changes;

  difficulties and uncertainties related to new product development;

  delays and uncertainties in the product approval process;

  factors affecting our ability to obtain or maintain patent or trademark protection for our key products and processes;

  factors adversely affecting the sale of our key products, including safety or efficacy concerns, increased competition from other products or manufacturing or supply disruptions;

  competitive factors, including pricing and product initiatives of our competitors;

  legal factors including product liability or other liability claims;

  factors adversely affecting the value of our minority investment in Aventis CropScience S. A., including the failure of Aventis CropScience to obtain regulatory approval or market acceptance for its products or disagreements between us and its majority shareholder;

  human resources factors, including our ability to attract and retain qualified personnel;

  economic factors over which we have no control, including changes in inflation, interest rates and foreign currency exchange rates, and overall economic conditions in areas such as Asia, Eastern Europe and Latin America;

  adverse developments in our relationships with our development, manufacturing and marketing partners;

  the impact of future investments, acquisitions and dispositions, and any delays, unexpected costs or other problems experienced in connection with such transactions;

  changes in environmental laws and regulations, which could cause us to incur significant costs in connection with ongoing compliance or liability for remediation; and

  other risks, uncertainties and factors inherent in our business.

These and other risks, uncertainties and factors are discussed in the Company's Form 20-F Registration Statement and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCHERING AKTIENGESELLSCHAFT

By: /s/ Dr. Christof Ehrhart
Name: Dr. Christof Ehrhart
Title: Head Corporate Communication
Schering AG

By: /s/ Oliver Renner
Name: Oliver Renner
Title: Head Corporate Business Communication
Schering AG

Date: February 21, 2006